Exhibit 99.1
Telenor remains committed to VimpelCom Ltd. following vote in Special General Meeting
(Fornebu, 17 March 2011) Following the decision in VimpelCom Ltd.’s Special General Meeting of shareholders, approving the creation and issuance of new shares in connection with the Wind Telecom transaction, Telenor reconfirms its continued commitment to the future prosperity of VimpelCom.
“Telenor acknowledges that a majority of the shareholders, as expected, have decided to carry out the acquisition. That said, we note that almost 60 per cent of the unaffiliated shareholders voted against the proposed resolutions, leading to a narrow, overall margin of victory for the supporters of the deal. In particular, if Altimo’s additional voting rights (through the preferred shares it holds) are excluded, a clear majority of 51.5 per cent of the total economic interests in VimpelCom said no to the deal,” said Telenor Group spokesman Dag Melgaard.
“Even though we believe VimpelCom would have been better off without this deal, we will now continue to work in the best interest of VimpelCom and its shareholders, as well as to help ensure that management eventually deliver positive results from both the existing and the newly acquired operations,” said Melgaard.
Telenor will continue to pursue its arbitration proceedings in London to secure the pre-emptive rights it was deprived of as a result of the Wind transaction. “We remain confident that we will prevail in the arbitration and that our pre-emptive rights will be properly reinstated,” said Melgaard.
Contact
Dag Melgaard, Communication Manager, Telenor Group.

Tel.: (+47) 901 92 000, e-mail:dag.melgaard@telenor.com